FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Third Quarter Trading Statement 2003

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: October 22, 2003	By:	/s/ Peter Schreiner

Name: Peter Schreiner Title: Authorized Signatory

	By:	/s/ Otto Schürmann

Name: Otto Schürmann Title: Authorized Signatory

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone: +41 61 323 23 23
Fax: +41 61 323 24 24
www.syngenta.com

Media Release – Communiqué aux Médias – Medienmitteilung

Third Quarter Trading Statement 2003

Basel, Switzerland, October 22, 2003

Sales in the third quarter of 2003 increased by 3% at constant exchange rates (CER). Reported sales rose 7% to $1.2bn (2002: $1.1bn), reflecting the positive impact of US dollar weakness. Sales for the first nine months at $5.3bn were 2% lower (CER).

Crop Protection sales (CER) in the third quarter were unchanged. NAFTA delivered a robust performance notably in selective herbicides, reflecting continued success of the broad corn portfolio; insecticides also performed well. European sales in the quarter followed the pattern of the first half as extremely dry conditions continued to adversely impact fungicides. Latin America delivered strong growth driven by ongoing progress in Brazil and Argentina. Further de-stocking in China combined with timing differences in Japan sales reduced sales in Asia-Pacific. Broad-based growth was achieved in professional products led by the continuing success of seed treatments.

Growth in sales of new products in the quarter was $27m (CER); total sales of new products for the first nine months reached $400m. The impact of range rationalization in the quarter amounted to $19m (CER), bringing the nine month total to $89m.

Seeds sales (CER) increased by 25% driven by growth across the portfolio. Notable performances were achieved in vegetables and oilseeds in Europe and in corn in Latin America.

For the full year 2003, business performance is expected to deliver an increase in EBITDA and significant growth in earnings per share. The full year impact of currency movements on EBITDA is expected to be broadly neutral.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+	41 61 323 7502
	Jennifer Gough (Switzerland)	+	41 61 323 5059
	Rhonda Chiger (USA)	+	1 (917) 322 2569
Media Enquiries:	O’Patrick Wilson (Switzerland)	+	41 61 323 2323
	Judith Auchard (UK)	+	44 (0) 1483 260184

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta Third Quarter Trading Statement 2003 / Page 1 of 3

Unaudited Nine Months Product Line and Regional Sales

	9 Months 2003	9 Months 2002	Actual	CER(1)	Ex RR(2)
Syngenta
	$m	$m	%	%	%

Crop Protection	4386	4237	+ 4	- 3	- 1
Seeds	892	764	+ 17	+ 6	+ 6

Total	5278	5001	+ 6	- 2	-

Crop Protection

Product line
Selective herbicides	1432	1326	+ 8	+ 2	+ 3
Non-selective herbicides	509	540	- 6	- 10	- 10
Fungicides	1122	1103	+ 2	- 7	- 6
Insecticides	718	678	+ 6	-	+ 4
Professional products	499	459	+ 8	+ 3	+ 5
Others	106	131	- 19	- 29	- 23

Total	4386	4237	+ 4	- 3	- 1

Regional
Europe, Africa and Middle East	1677	1552	+ 8	- 8	- 4
NAFTA	1634	1626	+ 1	-	+ 1
Latin America	471	419	+ 13	+ 13	+ 14
Asia Pacific	604	640	- 6	- 11	- 8

Total	4386	4237	+ 4	- 3	- 1

Seeds

Product line
Field Crops	488	415	+ 18	+ 7	+ 7
Vegetables and Flowers	404	349	+ 16	+ 5	+ 5

Total	892	764	+ 17	+ 6	+ 6

Regional
Europe, Africa and Middle East	486	387	+ 26	+ 6	+ 6
NAFTA	308	295	+ 5	+ 4	+ 4
Latin America	55	46	+ 20	+ 20	+ 20
Asia Pacific	43	36	+ 17	+ 10	+ 10

Total	892	764	+ 17	+ 6	+ 6

(1)	Growth at constant exchange rates.
(2)	Growth at constant exchange rates excluding the effects of range rationalization.

Syngenta Third Quarter Trading Statement 2002 / Page 2 of 3

Unaudited Third Quarter Product Line and Regional Sales

	3rd Quarter 2003	3rd Quarter 2002	Actual	CER(1)	Ex RR(2)
Syngenta
	$m	$m	%	%	%

Crop Protection	1016	981	+ 4	-	+ 2
Seeds	157	118	+ 34	+ 25	+ 25

Total	1173	1099	+ 7	+ 3	+ 4

Crop Protection

Product line
Selective herbicides	245	201	+ 22	+ 18	+ 21
Non-selective herbicides	145	159	- 9	- 12	- 12
Fungicides	224	232	- 3	- 6	- 4
Insecticides	212	198	+ 7	+ 4	+ 7
Professional products	171	155	+ 10	+ 4	+ 6
Others	19	36	- 48	- 52	- 52

Total	1016	981	+ 4	-	+ 2

Regional
Europe, Africa and Middle East	342	334	+ 2	- 7	- 5
NAFTA	289	248	+ 17	+ 17	+ 18
Latin America	228	209	+ 9	+ 9	+ 10
Asia Pacific	157	190	- 17	- 20	- 17

Total	1016	981	+ 4	-	+ 2

Seeds

Product line
Field Crops	58	34	+ 75	+ 64	+ 64
Vegetables and Flowers	99	84	+ 17	+ 9	+ 9

Total	157	118	+ 34	+ 25	+ 25

Regional
Europe, Africa and Middle East	92	71	+ 30	+ 16	+ 16
NAFTA	22	25	- 10	- 9	- 9
Latin America	30	13	+ 134	+ 134	+ 134
Asia Pacific	13	9	+ 45	+ 37	+ 37

Total	157	118	+ 34	+ 25	+ 25

(1)	Growth at constant exchange rates.
(2)	Growth at constant exchange rates excluding the effects of range rationalization.

Syngenta Third Quarter Trading Statement 2002 / Page 3 of 3